SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13d-1(b) AND (c) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(d)

                                (AMENDMENT NO. 1)

                              RENTERS CHOICE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 0114 10 8
                                 (CUSIP Number)

                      (Continued on the following page(s))

                                Page 1 of 4 Pages

CUSIP No. 76 0114 10 8             SCHEDULE 13G                 Page  of 4 Pages
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 1)   Name of Reporting Person
      S. S. or I. R. S. Identification No. of Above Persons

      Mark E. Speese
      SSN:  373 58 7437
--------------------------------------------------------------------------------
 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3)   SEC Use Only

--------------------------------------------------------------------------------


 4)   Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

Number of           (5)   Sole Voting Power      2,528,432
Shares Bene-        ------------------------------------------------------------
ficially
Owned by            (6)   Shared Voting Power
Reporting           ------------------------------------------------------------
Person With

                    (7)   Sole Dispositive Power 2,528,432
                    ------------------------------------------------------------


                    (8)   Shared Dispositive Power
--------------------------------------------------------------------------------

 9)   Aggregate Amount Beneficially Owned by Reporting Person    2,528,432
--------------------------------------------------------------------------------


10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [ ]
--------------------------------------------------------------------------------

11)   Percent of Class Represented by Amount in Row (9) 10.1%
--------------------------------------------------------------------------------

12)   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------



                                     Page 2 of 4 Pages

PRELIMINARY NOTE

        The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of Mark E. Speese in connection with the common stock, par value $0.01 per share (the "Common Stock") of Renters Choice, Inc., a Delaware corporation (the "Company"), is hereby amended to reflect a change in the percentage ownership of the Company beneficially owned by Mr. Speese. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original
Schedule 13G.

ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

ITEM 4.    OWNERSHIP:

        Mr. Speese owns 2,528,432 shares of Common Stock of the Company (the "Shares"), approximately 10.1% of the Common Stock outstanding. Mr. Speese has sole power to vote, direct the vote, dispose or direct the disposition of the Shares.

                                     Page 3 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 1998                                      /s/ MARK E. SPEESE
                                                   ------------------
                                                   Mark E. Speese

                                     Page 4 of 4 Pages